FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED

FOURTH QUARTER 2002 AND FULL YEAR RESULTS

FOURTH QUARTER

Consolidated

Revenues Down 5.7%, Operating Income Decreased 26.6%, EBITDA(1) Down 17.6%,

Net Income Decreased 5.9% to US$ 0.25 per ADR

Chilean Operations

Revenues Up 0.9%, Operating Income Down 21.9%, EBITDA Decreased 15.1%

FULL YEAR

Consolidated

Revenues Down 6.6%, Operating Income Decreased 16.4%, EBITDA(1)

Down 7.5%, Net Income Decreased 44.2% to US$ 0.48 per ADR

Chilean Operations

Revenues Up 2.2%, Operating Income Down 4.6%, EBITDA(1) Decreased 1.4%

(Santiago, Chile, February 18, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2002. All US$ figures are based on the exchange rate effective December 31, 2002 (US$ 1.00 = Ch$ 718.61).

COMMENTS FROM THE CEO

We are very proud having reached a new milestone in CCU's history, with 2002 sales over one billion liters. During 2002, CCU sold at a consolidated level 10.2 million hectoliters in Chile and Argentina of beer, soft drinks, mineral water, nectar and wine.

However, we are not satisfied with the quarterly results. Net sales decreased 5.7%, operating income was 26.6% lower than in 2001, EBITDA decreased 17.6% and net income was Ch$11,313 million (US$15.7 million), 5.9% lower than in the fourth quarter of the previous year. These results are a consequence of the economic situation in Argentina, that has not yet allowed us to transfer the higher costs of raw materials to prices, and the still weak internal demand in Chile.

In spite of the economic crisis that Argentina is undergoing, our subsidiary in that country was able to grow its volumes 26.6% during the quarter. This increase is explained by the commercial strategy of our two main brands in Argentina, Budweiser and Schneider, which proved to be successful.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'02 Total revenues decreased 5.7% to Ch$102,953 million (US$143.3 million) as a result of lower average prices, partially compensated by a 5.4% higher consolidated sales volume. The decrease in average prices is explained by 58.0% lower prices in beer Argentina under Chilean GAAP, 3.6% lower prices in beer Chile and soft drinks, and 3.3% lower prices in domestic wine. Consolidated volume growth is explained by an increase of 26.6% in beer Argentina, 14.8% in export wine, 1.2% in beer Chile, 0.9% in the soft drink segment and 0.8% in domestic wine volumes.

2002 Accumulated revenues decreased 6.6% to Ch$345,891 million (US$481.3 million).

Revenues by Segment
	Q4 (US$ million)
	2001		2002		% Chg.
Beer - Chile	60.7	40.0%	59.5	41.5%	-2.0%
Beer - Argentina	19.6	12.9%	10.4	7.3%	-46.9%
Soft Drinks & Mineral Water	46.7	30.7%	45.7	31.9%	-2.2%
Wine	24.6	16.2%	27.2	19.0%	10.5%
Others	0.2	0.2%	0.4	0.3%	82.2%
TOTAL	151.9	100.0%	143.3	100.0%	-5.7%

	Full Year (US$ million)
	2001		2002		% Chg.
Beer - Chile	186.3	36.2%	187.1	38.9%	0.4%
Beer - Argentina	76.2	14.8%	34.6	7.2%	-54.5%
Soft Drinks & Mineral Water	155.5	30.2%	154.2	32.0%	-0.9%
Wine	96.8	18.8%	104.6	21.7%	8.0%
Others	0.6	0.1%	0.8	0.2%	36.1%
TOTAL	515.4	100.0%	481.3	100.0%	-6.6%

Until December 2001, the cost of freight from the distribution warehouses to the customer was deducted from revenues. Starting in 2002, the cost of freight has been considered part of SG&A and is no longer deducted from revenues. 2001 figures have been restated using the same criteria.

GROSS PROFIT

Q4'02 Decreased 13.1% to Ch$53,698 million (US$74.7 million) mainly as a result of lower revenues. Cost of goods sold increased by 3.9% to Ch$49,255 million (US$68.5 million) mainly because of higher direct costs of export wine and raw materials cost increases in Argentina and, to a lesser extent, in Chile, caused by the devaluation of the local currencies, that have not yet been transferred to prices.

2002 Decreased 10.2% to Ch$175,269 million (US$243.9 million) and the consolidated gross margin decreased to 50.7%.

OPERATING RESULTS

Q4'02 Amounted to Ch$14,442 million (US$20.1 million), 26.6% lower than Q4'01 due to the decrease in the gross margin, partially offset by 6.7% lower SG&A. Selling General & Administrative Expenses decreased from Ch$42,082 million (US$58.6 million) in Q4'01 to Ch$39,255 million (US$54.6 million), mainly as a result of lower marketing expenses and salaries in Argentina, partially offset by higher marketing and transportation expenses in Chile. The consolidated operating margin for the period decreased from 18.0% to 14.0%, mainly due to the time lag in price increases.

2002 Decreased 16.4% to Ch$37,594 million (US$52.3 million). Operating margin decreased to 10.9%.

Operating Income and Operating Margin by Segment

		Q4		Q4
	Operating Income (US$ million)			Operating Margin
	2001	2002	% Chg	2001	2002
Beer - Chile	19.2	15.2	-21.1%	31.7%	25.5%
Beer - Argentina	-1.3	-2.3	-76.6%	-6.5%	-21.7%
Soft Drinks & Mineral Water	5.1	5.1	-0.3%	10.9%	11.1%
Wine	1.9	1.1	-41.2%	7.8%	4.1%
Others	2.4	1.0	-59.8%	32.8%	13.2%
TOTAL	27.4	20.1	-26.6%	18.0%	14.0%

	Full Year
	Operating Income (US$ million)			Operating Margin
	2001	2002	%Chg	2001	2002
Beer - Chile	41.4	38.0	-8.3%	22.2%	20.3%
Beer - Argentina	-9.7	-16.4	-69.0%	-12.8%	-47.5%
Soft Drinks & Mineral Water	12.2	14.1	15.0%	7.9%	9.1%
Wine	13.3	13.2	-1.2%	13.8%	12.6%
Others	5.3	3.5	-33.6%	22.2%	16.7%
TOTAL	62.6	52.3	-16.4%	12.1%	10.9%

EBITDA

Q4'02 Decreased 17.6% to Ch$24,704 million (US$34.4 million), while the consolidated EBITDA margin was 3.5 percentage points lower, reaching 24.0%.

2002 Amounted to Ch$80,275 million (US$111.7 million), 7.5% less than in 2001. The consolidated EBITDA margin decreased by 0.2 percentage points reaching 23.2%.

NON-OPERATING RESULTS

Q4'02 Improved by Ch$6,191 million (US$ 8.6 million) compared to Q4'01, decreasing the loss to Ch$1,315 million (US$1.8 million). The improvement in non-operating results is mainly explained by:

    Other non-operating income/expenses improved from a loss of Ch$2,368 million (US$ 3.3 million) in Q4'01 to a gain of Ch$1,419 million (US$2.0 million) this quarter, mainly due to lower severance payments and a change in the inventory accounting criteria that better reflects the real inventory value, and is compatible with US GAAP.

    Price level restatement improved from a loss of Ch$3,582 million (US$5.0 million) to a Ch$737 million (US$1.0 million) loss in Q4'02, mainly explained by the loss generated in Q4'01 by CCU Argentina monetary assets in Argentine pesos exposed to the devaluation.

These positive effects were partially offset by:

    Financial income/expenses decreased Ch$772 million (US$1.1 million) mainly due to low prevailing interest rates for deposits, which were lower than inflation.

2002 Decreased from Ch$3,773 million (US$5.3 million) gain in Q4'01 to a non-operating loss of Ch$6,891 million (US$9.6 million) in 2002, mainly due to the absence of the extraordinary gain generated by the sale of Backus & Johnston's shares in 2001.

NET INCOME

Q4'02 Reached Ch$11,313 million (US$15.7 million), 5.9% lower than Q4'01, mainly due to a decrease in operating income of Ch$5,238 million (US$7.3 million) and Ch$1,393 million (US$1.9 million) higher income tax provisions, partially offset by lower non-operating losses of Ch$ 6,191 million (US$ 8.6 million) compared with the same period in the previous year. Higher taxes are explained by the effects produced by investments abroad.

2002 Amounted to Ch$22,065 million (US$30.7 million), Ch$ 17,464 million (US$ 24.3 million) lower than in the same period in the previous year, as a result of a 16.4% decrease in operating results and Ch$10,664 million (US$14.8 million) lower non-operating results.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales and number of employees, all adjusted for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q4'02.)
BEER CHILE

Revenues decreased by 2.0% to Ch$42,767 million (US$59.5 million), as a result of 3.6% lower average prices which have not yet been adjusted for inflation, partially offset by a 1.2% increase in volumes.

Operating Income decreased by 21.1% to Ch$10,914 million (US$15.2 million), mainly as a result of lower revenues and higher cost of goods sold. Cost of goods sold increased 12.5% to Ch$17,366 million (US$24.2 million), reaching 40.6% of sales, 5.2 percentage points higher than in Q4'01, mainly due to the higher cost of raw materials as a consequence of a higher exchange rate and the absence of bottles warranties adjustments done in Q4'01. SG&A increased slightly by 0.8% to Ch$14,487 million (US$ 20.2 million), mainly as a result of higher marketing expenses associated with the "Year of Cristal" campaign and higher depreciation, partially offset by lower salaries. The operating margin decreased from 31.7% to 25.5%

EBITDA decreased by 13.9% to Ch$15,446 million (US$21.5 million), while the EBITDA margin was 36.1% of sales, 5.0 percentage points lower than in Q4'01.

Comments Consumption in the central region of Chile was affected by lower average maximum temperatures during the three months compared to the previous year, especially in October and December when temperatures were lower by two and three degrees Celsius, respectively. In spite of this, volumes grew 1.2% during the quarter. Additionally, CCU increased its first preference 6.7 percentage points, reaching 85.9%, mainly due to Cristal and Escudo with growths of 2.7 and 1.5 points, respectively. Additionally, CCU's premium brands together increased their first preference by 3.1 points, reaching 9.6%.

BEER ARGENTINA

The devaluation of the Argentine peso distorts the results of the Argentine beer segment in Chilean GAAP due to the application of Technical Bulletin 64 of the Chilean Institute of Accountants ("TB 64"). TB 64 recognizes non-monetary assets -mainly fixed assets, inventories and goodwill- in Argentina in historical dollar terms. For this reason, the depreciation and amortization of those non-monetary assets must be calculated in historical dollars under Chilean GAAP. On the other hand, all other items of the income statement are affected by the devaluation of the Argentine peso when translated to Chilean GAAP, with the only exception being depreciation, amortization and inventory consumption.

Revenues decreased 46.9% to Ch$7,501 million (US$10.4 million), due to 58.0% lower prices measured in Chilean pesos and lower revenues of other products, partially offset by a 26.6% growth in volumes. (In local currency under Argentine GAAP, revenues decreased 22.0% when 2001 figures are adjusted by the wholesale price index).

Operating Income decreased from a Ch$920 million (US$1.3 million) loss in Q4'01 to a Ch$1,624 million (US$2.3 million) loss in Q4'02, as a result of lower revenues and higher cost of goods sold as a percentage of sales. Cost of goods sold decreased from Ch$6,788 million (US$9.4 million) in Q4'01 to Ch$4,910 million (US$6.8 million) this quarter, going from 48.1% of sales to 65.5%, mainly because direct production costs are indexed to the dollar and depreciation is accounted for in historical dollars. SG&A changed from Ch$8,246 million (US$ 11.5 million) to Ch$4,215 million (US$ 5.9 million), decreasing as a percentage of sales from 58.4% to 56.2%, mainly as a result of lower salaries and marketing expenses. (In local currency under Argentine GAAP, the operating result decreased 22.0%).

EBITDA Cash generated by the operation was Ch$293 million (US$0.4 million) while the EBITDA margin was 3.9%. (In local currency under Argentine GAAP, the EBITDA was negative A$0.8 million).

Comments During the quarter volumes increased 26.6%, mainly due to Schneider and Budweiser which grew 40.6% and 36.4%, respectively. CCU Argentina's market share during Q4'02 increased to 14% from 13% in Q4'01. The Company's first preference grew four points reaching 13%. In spite of the crisis, CCU Argentina has been successful increasing its volumes and creating brand equity, in addition to the accomplishment of the objective of not requiring new capital or debt during the period.

SOFT DRINKS & MINERAL WATER

Revenues decreased by 2.2% to Ch$32,832 million (US$45.7 million) mainly because of 3.6% lower prices explained by sales mix variations and higher competition faced by the segment during the quarter, partially offset by 0.9% higher volumes. Particularly, nectar growth continued strong with volumes up by 23.0%.

Operating Income was almost unchanged, from Ch$3,656 million (US$5.1 million) in Q4'01 to Ch$3,645 million (US$5.1 million) this quarter, as a result of lower revenues and higher SG&A, partially offset by lower cost of goods sold. Cost of goods sold decreased as a percentage of sales by 2.8 points to 45.0% mainly due to the adjustment in bottles warranties, lower depreciation and a permanent change in the inventory accounting criteria, compatible with US GAAP, all this partially offset by higher salaries. SG&A increased this quarter mainly due to higher expenses related with transportation and marketing. The operating margin increased to 11.1% in Q4'02.

EBITDA decreased from Ch$6,832 million (US$9.5 million) to Ch$6,440 million (US$9.0 million) in Q4'02. Accordingly, the EBITDA margin decreased from 20.4% in Q4'01 to 19.6% this quarter.

Comments The increase in the segment volume is mainly explained by the strong growth of nectar that increased its volumes by 23.0%, and its market share by four percentage points, reaching 52% in the months of October-November according to the last ACNielsen measurement. In the case of mineral water, Cachantun first preference increased 6.5 percentage points compared to Q4'01, reaching 74.6%.
WINE

Revenues increased by 10.5% to Ch$19,547 million (US$27.2 million) due to 7.1% higher volumes and 3.2% higher prices. Export wine revenues grew 17.0% due to 14.8% higher volumes and an increase of 1.9% in prices. Domestic wine revenues decreased by 2.5%, as a result of a 3.3% decrease in prices partially offset by a 0.8% increase in volumes.

Operating Income decreased by 41.2% to Ch$808 million (US$1.1 million), mainly as a result of higher cost of goods sold. Cost of goods sold increased from Ch$11,081 million (US$18.3 million) in Q4'01 to Ch$13,117 million (US$15.4 million) this quarter, mainly due to an increase in the direct costs of wine exports. SG&A increased 7.3% due to higher general and marketing expenses, decreasing as a percentage of sales from 29.6% in Q4'01 to 28.8% in Q4'02. Accordingly, the operating margin decreased from 7.8% in Q4'01 to 4.1% in Q4'02.

EBITDA decreased 25.7% to Ch$1,472 million (US$2.0 million) while the EBITDA margin reached 7.5%.

Comments During the quarter, wine export volumes grew by 14.8%, noteworthy were exports to Asia, which increased their relative weight in the mix from 4.1% in Q4'01 to 11.6% this quarter. Gato consolidated its position as one of the most important brands in the country, increasing its market share to 10% according to the last ACNielsen measurement for the months of October-November, and its first preference rose by three percentage points to 19.2%.
RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended December 31, 2002, was 7.7%, decreasing 1.5 percentage points when compared with the same period last year. This decrease is explained by the lower performance of the Chilean and Argentinean beer segments, partially offset by a higher performance in the soft drinks and wine businesses. Return on capital employed for the Chilean beer segment was 18.2%, while in the soft drinks business was 12.9%. The wine business had a ROCE of 10.7% and beer in Argentina obtained a negative return on capital employed.

(five tables to follow)

Note: Some immaterial reclassifications have been made in certain 2001 figures in order to be consistent with 2002 accounting criteria.